Exhibit 99.1

HANWHA Q CELLS APPOINTS TWO SENIOR EXECUTIVES AS DIRECTORS

DK KIM RETURNS TO BOARD

SEOUL, SOUTH KOREA — March 4, 2015 — Hanwha Q CELLS Co., Ltd. (the “Company” or “Hanwha Q CELLS”) (NASDAQ: HQCL), one of the world’s largest manufacturers of high-quality, cost-competitive solar modules, today announced the appointment of two directors, Mr. Dong Kwan (“DK”) Kim and Dr. Jin Seog Choi.

Mr. Seongwoo Nam, chairman and chief executive officer of Hanwha Q CELLS, said, “Both Mr. Kim and Dr. Choi bring unique skills to our Board. Mr. Kim has been actively involved in Hanwha Group’s solar growth strategy and played a key role in Q CELLS’s turnaround. Since the acquisition of Solarfun in 2010, Mr. Kim has held a number of board and senior management positions at Hanwha Group. Dr. Choi has a wealth of solar technology and manufacturing experience, which will further enhance Hanwha Q CELLS’s high-quality, innovative products and manufacturing cost leadership.”

Mr. Dong Kwan Kim has served as the Company’s chief commercial officer since September 2014. Prior to his current position, Mr. Kim served as Q CELLS’s chief strategic marketing officer since August 2013, where he led the development of new markets, expanded downstream opportunities and drove Q CELLS’s return to profitability. From December 2011 to July 2013, he served as Hanwha SolarOne’s chief strategy officer, and from December 2010 to July 2013, he was a member of its board of directors. He received a B.A. in Government from Harvard University, and was acknowledged as a “Young Global Leader” by the World Economic forum in 2013.

Dr. Jin Seog Choi has been the Company’s chief technology officer since December 2014. Prior to his current position, Dr. Choi served as president of Hanwha Corporation’s manufacturing division since May 2014. From January 2012 until February 2014, Dr. Choi served as STX Solar Co., Ltd.’s chief executive officer. From 2002 to 2010, Dr. Choi held various senior positions, including serving as chief technology officer of Hynix Semiconductor Inc.’s manufacturing and research divisions. From 1984 to 2001, Dr. Choi worked at Samsung Electronics Co., Ltd.’s semiconductor division. He received his bachelor’s degree in metal engineering from Kyungpook National University in 1981 and his Ph.D. degree in metal engineering from Hanyang University in 1992. Dr. Choi is the recipient of a number of engineering awards.

About Hanwha Q CELLS

In February 2015 Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) emerged as a new global solar power leader from combining two of the world´s most recognized photovoltaic manufacturers, Hanwha SolarOne and Hanwha Q CELLS. The combined company is listed on NASDAQ under the trading symbol of HQCL. It is headquartered in Seoul, South Korea, (Global Executive Headquarters) and Thalheim, Germany (Technology & Innovation Headquarters) and is the world’s largest solar cell manufacturer as wells as one of the largest photovoltaic module manufacturers. Due to its diverse international production footprint including facilities in China, Malaysia and South Korea, Hanwha Q CELLS is flexibly positioned to address all global markets, even ones with import tariffs, such as the United States and the European Union. Based on its respected “Engineered in Germany” technology, innovation, and quality, Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications, and solutions, from modules to kits to systems to large scale solar power plants. The combined company is also engaged in downstream development and EPC business. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE® Global 500 firm and a Top-Ten business enterprise in South Korea. For more information, visit: http://investors.hanwha-solarone.com

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations

For further information, please contact:

Hanwha Q CELLS:

Paul Combs

V.P. of Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-qcells.com

Source: Hanwha Q CELLS Co., Ltd.